Exhibit 99.11

Announcement of the intended appointment by the Supervisory Board of ASML Holding N.V. (the “Company” or “ASML”) of Mr. K.P. Fuchs as Executive Vice President Operations and member of the Board of Management with effect from March 23, 2006.

The Supervisory Board announces that it intends to appoint Mr. K.P. Fuchs as Executive Vice President Operations and member of the Board of Management of the Company with effect from March 23, 2006. Mr. Fuchs will be appointed for a four-year term with possibility of re-appointment. Pursuant to article 13.2 of the Articles of Association of the Company, the appointment is under the condition precedent that the General Meeting of Shareholders of the Company is informed of the intended appointment.

The Supervisory Board considers it desirable to appoint Mr. Fuchs because he brings a track record in technology and operations, as well as international business experience.

Further information about Mr. Fuchs can be found in the attachment as well as on ASML’s website (www.asml.com). The main elements of Mr. Fuchs’ contract, especially with regard to the remuneration package, can also be found on ASML’s website.

Information regarding the intended appointment of Mr K.P. Fuchs as Executive Vice President Operations and member of the Board of Management of ASML Holding N.V.

Name:	Klaus P. Fuchs
Age:	47 years
Nationality:	German
Relevant Professional experience:	2003 - 2005	VP Corporate Development, Linde AG
	1998 - 2002	Technical Director, TRW Inc.
	1995 - 1998	Vice President "Profit Center Electronic Systems", Daimler-Benz Aerospace AG (DASA)
	1987 - 1995	Various positions at ABB Ltd, European Center for Mechatronic
Education:	1984 - 1987	University of Aachen PhD Mechanical Engineering
	1980 - 1984	University of Aachen MSc Computer Science
	1977 - 1980	University of Trier MSc Electrical Engineering